

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 4, 2006

Mr. Douglas E. Fears
Chief Financial Officer
Helmerich & Payne, Inc.
1437 S. Boulder Ave, Suite 1400
Tulsa, Oklahoma 74119-3623

> **Re:** **Helmerich & Payne, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2005**
> **Filed December 13, 2005**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2005**
> **Filed February 7, 2006**
> **File No. 1-4221**

Dear Mr. Fears:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2005

Five-Year Summary of Selected Financial Data, page 19

1.   We note the line item "other" in this table, which apparently combines several income statement line items, resulting in a non-GAAP measure. While the guidance in the instructions to Regulation S-K Item 301 allows presentation of certain non-GAAP measures which would enhance understanding of your financial condition and results of operations, such financial measures must be identified as non-GAAP measures and must include the disclosures required by Regulation S-K Item 10(e)(1)(i). Revise this table to eliminate this non-GAAP financial measure or provide the disclosures required by Regulation S-K Item 10(e)(1)(i). Additionally, clarify in your filing how your measure is calculated, as it is not clear. For example, the 3 line items in your statements of income for 2005 that you reference (income from asset sales; gain on sale of investment securities; and interest and dividend income) total $46,328, yet your table reflects $46,093.

Annual Report, exhibit 13

Financial and Operating Review, page 6

2.   We note the use of the following line items:

   •   Operating Costs,
   •   Depreciation,
   •   Interest, Dividend and Other Income, and
   •   Income from Investment and Asset Sales

   The line "Operating Costs" must expressly indicate in its title that depreciation is excluded. Refer to our related comment below. The remaining three measures appear to be combining multiple lines from your statements of income. As such, they represent non-GAAP measures that should be identified as such and should include appropriate disclosure. Please refer to our previous comment above.

Comparison of the years ended September 30, 2005 and 2004, page 16

3.   You state that average rig margins declined because you did not have an adequate reserve for deferred compensation. Tell us the facts and circumstances you considered in concluding that this situation should be accounted for as a change in estimate, and not the correction of an error as described in Accounting Principles Board (APB) Opinion Number 20. In your response, address why you consider this to be a significant component of your expenses that should be described to

understand your results of operations, as required by Regulation S-K Item 202(a)(3)(i).

Liquidity and Capital Resources, page 21

4.   You have reported income from asset sales for the last three fiscal years. Expand your Management Discussion and Analysis of Financial Condition and Results of Operations to include a discussion of which assets were sold, the proceeds received, and the underlying reason for the sales.

5.   You have discussed net proceeds from the sale of portfolio securities of $46.7 million, $30.9 million and $18.2 million for each of the last three fiscal years. Your consolidated statements of cash flows disclose proceeds from the sale of investments of $65.5 million, $14.0 million and $18.2 million for each of the last three fiscal years. Amend your discussion or consolidated statements of cash flows as appropriate so that the amounts discussed are in agreement with the amounts in your financial statements.

6.   Expand your discussion of the net proceeds from the sale of portfolio securities to disclose the reasons for such sales.

7.   Expand your discussion to describe the $5 million of investments purchased in 2005, which are presented on your statements of cash flows.

8.   We note your disclosure of contracts for 50 new rigs to be delivered starting in 2006. Amend your discussion to address the anticipated source of funds needed to fulfill such commitments, as required by Regulation S-K Item 303(a)(2)(i).

Material Commitments, page 24

9.   Explain why you do not include purchase obligations relating to the construction of drill rigs discussed on page 22. Refer to Regulation S-K Item 303(a)(5)(ii)(D).

Critical Accounting Policies and Estimates, page 25

10.   We note your disclosure of property, plant and equipment as a critical policy, and the impairment charge relating to your drill rigs in 2004. Expand your discussion of depreciation to address the estimates and assumptions made under this policy, why the estimates and assumptions bear the risk of change and how accurate the estimates and assumptions have been in the past. Please refer to Financial Reporting Codification Section 501.14 for further guidance.

Consolidated Statements of Income, page 34

11. We note that the line item "operating costs" excludes related depreciation costs. Although the guidance in Staff Accounting Bulletin Topic 11:B accommodates the separate presentation of depreciation, the description of operating costs must make it clear that it excludes such amounts. Please modify your presentation accordingly.

12. You have reported income from asset sales as non-operating income. Tell us why this treatment is appropriate, given the requirements of Statement of Financial Accounting Standards (SFAS) Number 144, paragraph 45, or revise these statements accordingly.

Consolidated Balance Sheets, page35

13. We note your classification of investments as non-current and the proceeds from investment sales in each of the last three years in your consolidated statements of cash flows. Tell us why you believe the classification of investments as a non-current asset is appropriate. We may have further comment.

Consolidated Statements of Shareholders' Equity, page 37

14. You have disclosed here a tax benefit from stock based awards. Tell us why you have not disclosed this item in your consolidated statement of cash flows, or in Note 4 – Income Taxes, as required by SFAS 95 and 109, respectively.

Consolidated Statements of Cash Flows, page 28

15. Please amend to remove your subtotal of changes in assets and liabilities from the operating activities section. Subtotals not explicitly required by SFAS 95 may not be included.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenues, page 40

16. You state here that "revenues earned . . . are deferred and recognized" over the term of the daywork contract. We do not understand why revenues earned should be deferred. Revise your disclosure to clarify this contradiction and more fully describe the manner by which you recognize revenues under your various drilling contracts.

17.   Disclose the method you use to amortize the net direct mobilization costs incurred under your drilling contracts. Tell us why this method is appropriate.

18.   We understand that you receive, as part of your daywork drilling contracts, lump sum payments covering all or part of your mobilization costs. However, it appears that you are earning revenues from drilling, rather than from mobilization. Revise your revenue policy to clarify that revenues are not earned during mobilization.

Note 7 – Financial Instruments, page 49

19.   We note that your investments are comprised mainly of the common stock of two publicly held companies. Amend this footnote to disclose the fair market value of each significant common stock investment, as required by APB Opinion 18, paragraph 20(b).

Note 12 – Risk Factors

Contract Drilling Operations, page 56

20.   You disclose various risks related to international drilling. Revise this footnote to provide the disclosures required under Statement of Position 94-6, paragraph 24 with regard to the carrying amount of net assets and the geographic area in which they are located, or explain to us why you do not believe this disclosure is required.

Note 14 – Segment Information, page 58

21.   Please provide to us your analysis of segments in accordance with SFAS 131. In particular, provide us with your analysis that supports your conclusion that your drilling business includes just three operating segments. It appears to us that each of your rigs may constitute an operating segment, as contemplated by SFAS 131, paragraph 10, which may be appropriately aggregated in accordance with subsequent guidance. Include in your response your internal management reports as of September 30, 2005, as provided to your chief operation decision maker and your board of directors.

Exhibits 31.1 and 31.2, Certifications of Chief Executive and Chief Financial Officer

22.   We note that the wording of your certifications does not conform to the requirements as specified in Financial Release 33-8238. Please provide the correctly worded certifications. The title of your certifying officer and the name

of the company should not be included in the introductory line. Please include the name of the company in paragraph 1.

Form 10-Q for the Quarter Ending December 31, 2005

23.   Revise the accounting and disclosures in your interim report on Form 10-Q as necessary to comply with all applicable comments written on your annual report on Form 10-K.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761, or Sandra Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3684 with any other questions.

Sincerely,

April Sifford
Branch Chief